SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

Listed Company

EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting held on January 02, 2003, at 3:00 pm in the auditorium of the Company’s head office building at Av. República do Chile, nº 65, 1º floor, in the City of Rio de Janeiro (RJ), deliberated on the following agenda:

I — Elections of the Members of the Company’s Board of Director according to Corporate Law in view of the provisions of article 122, item II.

BOARD OF DIRECTORS

Government Representatives

Mrs. Dilma Vana Rousseff for Member of the Board of Directors.

Mr. José Dirceu de Oliveira e Silva for Member of the Board of Directors.

Mr. Antonio Palocci Filho for Member of the Board of Directors.

Mr. José Eduardo de Barros Dutra for Member of the Board of Directors.

Mr. Gleuber Vieira for Member of the Board of Directors.

Common shares minoritary shareholder’s Representatives

Mr. Fabio Colletti Barbosa for Member of the Board of Directors

II — Elections of the President of the Company’s Board of Directors according to the By Law, article 18.

BOARD OF DIRECTORS

Mrs. Dilma Vana Rousseff for President of the Board of Directors.

Rio de Janeiro, January 02, 2003.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

João P. Nogueira Batista
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.